FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report: December 16, 2009 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

**5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706**
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01.   **Regulation FD Disclosure**

On December 22, 2009, Radio One, Inc. ("Radio One") issued a press release announcing the results of its 2009 annual shareholders' meeting that was held December 16, 2009.   A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K constitute forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause such forward-looking statements not to be realized. Factors that could cause actual results to differ materially from the forward-looking statements include changes to the listing standards, policies and procedures of the NASDAQ Global and Capital Markets, fluctuations in the Company's general financial and operating results, changes in the Company's liquidity and capital resources, declines in the market price of the Company's common stock, changes in the capital markets, competition, and general and industry-specific economic conditions. For more information about these and other risks that could affect the forward-looking statements herein, please see the Company's, annual report on Form 10-K for the year ended December 31, 2008, including all amendments thereto on Form 10-K/A, and other filings made with the Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

ITEM 9.01.   **Financial Statements and Exhibits**

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated December 22, 2009: Radio One, Inc. Announces Results of 2009 Annual Shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        RADIO ONE, INC.

                                        /s/ Peter D. Thompson
December 22, 2009   Peter D. Thompson
                                         Chief Financial Officer

Radio One Announces Results of 2009 Annual Shareholders' Meeting

WASHINGTON, DC – Radio One, Inc. (NASDAQ: ROIA and ROIAK) today reported the results of various proposals voted upon at its 2009 Annual Shareholders' Meeting held December 16, 2009 in Greenbelt, Maryland.

Terry L. Jones and Brian W. McNeill were elected as Class A directors to serve until the 2010 annual meeting of shareholders or until their successors are duly elected and qualified.

Catherine L. Hughes, Alfred C. Liggins, III, D. Geoffrey Armstrong, Ronald E. Blaylock and B. Doyle Mitchell, Jr. were elected as Class B directors to serve until the 2010 annual meeting of shareholders or until their successors are duly elected and qualified.

An amendment to Radio One's certificate of incorporation was approved to effect a reverse stock split across all classes of our common stock by a ratio of not less than one-for-two and not more than one-for-fifty at any time prior to the next annual shareholders' meeting, with the exact ratio to be set at a whole number within this range as determined by our board of directors in its discretion. While approved by the shareholders, the Board retains the right to determine whether or not to actually effectuate any reverse stock split.

The Radio One 2009 Stock Option and Restricted Stock Plan was approved, to succeed the 1999 Stock Option and Restricted Stock Plan.

The appointment of Ernst & Young LLP as the independent registered public accounting firm for Radio One was ratified for the year ending December 31, 2009.

Radio One, Inc. (www.radio-one.com) is one of the nation's largest radio broadcasting companies and the largest radio broadcasting company that primarily targets African-American and urban listeners. Radio One currently owns 53 broadcast stations located in 16 urban markets in the United States. Additionally, Radio One owns Interactive One (www.interactiveone.com), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including News One, UrbanDaily, HelloBeautiful, interests in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans, Reach Media, Inc.(www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner, and Community Connect Inc. (www.communityconnect.com), an online social networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Form 10-K/A and other filings with the Securities and Exchange Commission. Radio One does not undertake any duty to update any forward-looking statements.